SHARE EXCHANGE AGREEMENT

     This Agreement is made and entered into this 1st day of October 2000, by and between e-Channels, Corporation (the “Company”) with offices located at PO Box 27740, Las Vegas, Nevada 89126 and Black, Inc. (“ Black”) with offices located at 31 Greenvale, Las Flores, California 92688. The Company and Black (collectively “the Parties”) hereby agree to the terms and conditions of this Share Exchange Agreement as described herein,

RECITALS

     WHEREAS, the Company desires to acquire fifty-one percent (51%) of Black’s issued and outstanding common stock;

     WHEREAS, Black desires to grant the Company fifty-one percent (51%) of Black’s issued and outstanding common stock:

AGREEMENT

     NOW THEREFORE, in consideration of the recitals, mutual promises and covenants set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

1. Exchange of Shares

     Black hereby grants unto the Company fifty-one percent (51%) of its issued and outstanding common stock. Black shall hereby duly incorporate, hold a shareholders meeting and validly issue shares in the name of c-Channels, Corporation equaling fifty one percent (51%) of its issued and outstanding common stock.

     The Company hereby agrees to have issued in the name of Eddie Wenrick two hundred fifty thousand (250,000) shares of its one (1) year restricted common stock to be delivered to Mr. Wenrick in two (2) increments of one hundred, twenty-five thousand (125,000) upon signing and one hundred twenty five thousand (125,000) on March 1, 2001.

     The Company hereby agrees to have issued in the name of Mr. Wayne Thompson two hundred fifty thousand (250,000) shares of its restricted common stock to be delivered to Mr. Thompson in two (2) increments of one hundred, twenty-five thousand (125,000) upon signing and one hundred twenty five thousand (125,000) on March 1~ 2001.

2. Additional Capital

     It is hereby agreed that the management of Black shall receive two hundred thousand (200,000) shares of Company common stock to raise additional capital for Black. The management, at its discretion, may sell all or any part of said shares to raise said capital. Any shares not sold after one year shall be returned to the Company.

3. Non-dilution Clause

     It is hereby agreed that upon the completion of this Agreement the Company shall not be diluted and shall maintain its interest in Black for a period of live (5) years from the date of this agreement. In the event Black issues additional shares for what so ever purpose within five (5) years from the trade date, the Company shall receive additional shares so as its share position shall not be less than 51% of the total issued and outstanding shares of Black.

     It is hereby agreed that Mr. Wenrick and Mr. Thompson shall not be diluted below twenty percent (20%) and shall maintain a minimum of twenty percent (20%) interest in Black for a period of five (5) years from the date of this agreement. In the event Black issues additional shares for what so ever purpose within five (5) years from the date of this agreement, Mr. Wenrick and Mr. Thompson shall receive additional shares so as their total share position shall not be less than 20% of the total issued and outstanding shares of Black.

4. Retention of Capital

     It is hereby agreed that all funds raised and or derived from Black shall remain in Black as operating capital.

     It is hereby agreed that the Company shall control at least one member of the Board of Directors of Black. It is hereby agreed that the Parties shall mutually agree upon a Chief Financial Officer for Black. The first appointment shall be Pierre Garceau.

     It is hereby agreed that any check over the amount of one thousand five hundred US dollars ($1500) from Black’s bank account shall require two signatures, one being the Chief Financial Officer.

5. Salary, Profit Sharing and Stock Options

     It is hereby agreed that Mr. Wenrick and Mr. Thompson shall each receive a base salary of ten thousand US dollars ($10,000) per month beginning October 1, 2000 and continuing for the term of this Agreement, unless terminated pursuant to paragraph six herein.

     It is hereby agreed that Mr. Wenrick and Mr. Thompson shall each receive ten percent (10%) of the gross profit derived from revenues generated by Black, except from the sale of Black and or Company stock.

     It is hereby agreed that Mr. Wenrick and Mr. Thompson shall each receive twenty-five thousand shares of stock options each year of this Agreement for a maximum of five (5) years. At the end of five (5) years the Parties shall negotiate an additional stock option plan in good faith. The options shall vest at the end of each fiscal year and shall be at a fixed price of one (1) US dollar per share. Said options shall vest only upon the condition that Black earns a net profit of fifty thousand US dollars ($50,000) per year.

6. Term and Termination

     It is hereby agreed that this Agreement shall take effect upon signing and continue for a period of five (5) years and shall be automatically renewed at the end of each five (5) year period unless terminated prior to such time.

     It is hereby agreed that either party may terminate this Agreement by giving thirty (30) days written notice. It is hereby agreed that if Mr. Wenrick and Mr. Thompson terminate the Agreement they release Black and the Company from any all payments due including, but not limited to, stock, cash and profits, from the date of termination notice forward. If the Company terminates the Agreement, Mr. Wenrick and Mr. Thompson shall receive all payments due including, but not limited to, stock, cash and profits up to the date of termination notice plus aadditional three (3) month period. Further, it is hereby agreed that whichever party terminates this agreement shall return all stock and interest in Black to the other party,

7. Personal Services Contracts

     It is hereby agreed that all agreements brought to Black by Mr. Wenrick and Mr. Thompson shall be considered personal in nature and upon termination of this Agreement, for any reason or no reason, shall automatically revert to Mr. Wenrick and Mr. Thompson.

8. Company Representations

The Company warrants there are no outstanding claims, liens, debts or encumbrances on any of the assets of the Company.

9. Miscellaneous Provisions

9.1 Agreement Execution

This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All parties hereto shall be provided with duplicate originals of the signature pages evidencing the execution of the Agreement by all parties hereto within seven (7) days from the date each party affixes his or her signature to this Agreement. It shall be the responsibility of each signing party to forward duplicate originals of his or her signature to the other parties to this Agreement in accordance with this provision.

9.2 Assignment Rights

The parties hereto acknowledge that neither party has the right to assign all or any portion of its interest in this agreement.

9.3 Further Assurances

At any time, and from time to time after the date hereof, each party will execute such additional instruments, and take such action, as may be reasonably requested by the other party to confirm or perfect title of shares, or other asset transferred hereunder, or to otherwise carry out the intent and purposes of this Agreement

9.4 Waiver

Any failure on the part of either party hereto to comply with any of the obligations, agreements, or conditions hereunder may be waived in writing by the party to whom such compliance is owned.

9.5 Severability

The parties to the Agreement hereby agree and affirm that one of the above provisions is dependent upon the validity of all of the provisions, and if any part of this Agreement is deemed to be unenforceable, the balance of the Agreement shall remain in full force and effect.

9.6 Default Cost

In the event any party hereto has to result to legal action to enforce any of the terms hereof, such party shall be entitled to collect attorney’s fees and all other costs from the party at fault.

9.7 Amendment

This Agreement or any provision hereof, may not be changed, waived, terminated, or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought

9.8 Governing Law

This Agreement shall be governed by the laws of the State of California. Venue for all actions relating to any securities issues shall be made in the Courts located in the Southern District of the State of California, provided however, that, in the absence of any security issues, any action for breach of contract may be brought in the appropriate Courts of Orange County, California.

9.9 Entire Agreement

This agreement constitutes the entire Agreement among the parties pertaining to the subject matter hereof, and supersedes all prior and contemporaneous agreements and understandings of the parties in connection herewith. There are no oral promises, conditions, representations, understandings, interpretations, or terms of any kind as conditions or inducements to the execution of the Agreement, which are not set forth herein.

9.10 Inurement

This Agreement shall be binding upon the parties hereto, and inure to the benefit of the parties, and, where applicable, their heirs, personal representatives, successors in interest, and assigns.

Eddie Wenrick, President	Date: 10-1-00
Black Lake, Inc.

Serge Trudeau, President	Date: 10-1-00
e-Channels Corporations